UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market – Issuance of debentures” dated on July 24, 2012.

TELEFÔNICA BRASIL S.A.
PUBLICLY-HELD COMPANY
CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”), pursuant to the provisions in Article 2, paragraph V of CVM Instruction no. 358/02, as amended, informs that was authorized on this date, at a meeting of the Company’s Board, the issuance of debentures of the Company, amounting to R$2.0 billion (two billion reais), with the maximum term of 7 years and with firm placement guarantee.

In timely, the Company will release a Material Fact informing the Shareholders and the Market, the terms and conditions of the issuance.

São Paulo, July 24, 2012.

Gilmar Roberto Pereira Camurra
Investor Relations Officer

Telefônica Brasil – Investor Relations
Tel: +55 11 7420 1172
Email: ir.br@telefonica.com
www.telefonica.com.br/investidores

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	July 24, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director